# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NewcelX Ltd., CIK 0001783036
CUSIP: H5835A109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: The Circle 6, Zurich, Switzerland (V8), 8058
Date of event which requires filing of this statement: 10/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001810117

## Reporting persons
- Clover Wolf Capital - Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 343,120; sole dispositive power 0; shared dispositive power 343,120; aggregate amount beneficially owned 343,120 (7.5% of the class)
  Comment: (1) Consists of 343,120 common shares, par value CHF 0.05 of NewcelX Ltd. (the "Common Shares"). Ms. Adi Wolf has sole voting and dispositive power over the shares held by Clover Wolf Capital - Limited Partnership.
  
  (2) Based on 4,558,378 Common Shares issued and outstanding as of October 31, 2025, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 29, 2025.
- Adi Wolf: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 343,120; sole dispositive power 0; shared dispositive power 343,120; aggregate amount beneficially owned 343,120 (7.5% of the class)
  Comment: (1) Consists of 343,120 Common Shares. Ms. Adi Wolf has sole voting and dispositive power over the shares held by Clover Wolf Capital - Limited Partnership.
  
  (2) Based on 4,558,378 Common Shares issued and outstanding as of October 31, 2025, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 29, 2025.

## Item 1. Issuer
Name of issuer: NewcelX Ltd.
Address of issuer's principal executive offices: The Circle 6, Zurich, Switzerland 8058

## Item 2. Person Filing
Name of person filing:
(1) Ms. Adi Wolf

(2) Clover Wolf Capital - Limited Partnership

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The statement is being filed on behalf of the Reporting Persons.
Address of principal business office or, if none, residence:
The address of the Reporting Persons is:

24 Bodenheimer St.
Tel Aviv, 6200838, Israel
Citizenship:
(3) Ms. Adi Wolf is a citizen of the State of Israel.

(4) Clover Wolf Capital - Limited Partnership is a partnership formed under the laws of the State of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each Reporting Person may be deemed to beneficially own 343,120 Common Shares. Ms. Adi Wolf has sole voting and dispositive power over the shares held by Clover Wolf Capital - Limited Partnership.
Percent of class:
7.5%(1)

(1) Based on 4,558,378 Common Shares issued and outstanding as of October 31, 2025, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 29, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 343,120
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 343,120

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1 Joint Filing Agreement dated November 7, 2025, by and between the Reporting Persons.

## Signatures
- Clover Wolf Capital - Limited Partnership: /s/ Adi Wolf, Adi Wolf/ Managing Partner of Clover Wolf Capital - Limited Partnership (11/07/2025)
- Adi Wolf: /s/ Adi Wolf, Adi Wolf (11/07/2025)